Exhibit 4.51

Power of Attorney

Yong Liu, a citizen of China with Chinese Identification No.: ******, and a holder of RMB10,000 in the registered capital of Tianjin Nishuodedoudui Tech Co., Ltd. (the “Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Wozaixiangxiang Information Technology Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by Yong Liu now and in the future in the Company (the “Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of Yong Liu as its exclusive agent and attorney with respect to all matters concerning the Shareholding, including without limitation to: 1) attending shareholders’ meetings of the Company; 2) exercising all the shareholder’s rights and shareholder’s voting rights Yong Liu is entitled to under the laws of China and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of the Shareholding in part or in whole; and 3) designating and appointing on behalf of Yong Liu the legal representative, directors, supervisors, chief executive officer and other senior management members of the Company.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on behalf of Yong Liu, execute all the documents Yong Liu shall sign as stipulated in the Exclusive Option Agreement entered into by and among Yong Liu, the WFOE and the Company on August 19, 2022 and the Equity Pledge Agreement entered into by and among Yong Liu, the WFOE and the Company on August 19, 2022 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with the Shareholding conducted by the WFOE shall be deemed as Yong Liu’s own actions, and all the documents related to the Shareholding executed by the WFOE shall be deemed to be executed by Yong Liu. Yong Liu hereby acknowledges and ratifies those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to Yong Liu or obtaining Yong Liu’s consent.

During the period that Yong Liu is a shareholder of the Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, Yong Liu hereby waives all the rights associated with the Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by itself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Strictly Confidential

Yong Liu

By:	/s/ Yong Liu

August 19, 2022

Strictly Confidential

Accepted by

Beijing Wozaixiangxiang Information Technology Co., Ltd.

By:	/s/ Yong Liu
Name:	Yong Liu
Title:	Legal Representative

Acknowledged by

Tianjin Nishuodedoudui Tech Co., Ltd. (Seal)

By:	/s/ Yong Liu
Name:	Yong Liu
Title:	Legal Representative

Strictly Confidential